March 14, 2006


Mr. Andrew Reid
Chief Executive Officer
Stellar Resources Ltd.
3155 E. Patrick Lane, Suite I
Las Vegas, Nevada 89120-348



      Re:	Stellar Resources Ltd.
Form 10-KSB for Fiscal Year Ended July 31, 2005
		Filed October 17, 2005
		File No. 0-51400


Dear Mr. Reid:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for Fiscal Year Ended July 31, 2005

General

1. Please correct your Commission File Number indicated on the cover of your annual report to be 0-51400, rather than your prior file number of 333-103364.

Plan of Operation, page 8

2. You state, "The estimates costs for the above Phases are as set out above under "GEOLOGICAL EVALUATION REPORT - Phase." Please expand your disclosures to clarify the report you are referring to and a reference to where it can be located.

Financial Statements

Audit Opinion, page 12

3. We note that your auditors are located in Vancouver, Canada. Please tell us how you concluded that it is appropriate, as a domestic filer, to utilize an auditor licensed outside of the United
States. Under Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States.
Further guidance may be found in Section V.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at:

http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P4
42 69217

Please tell us where your management and accounting records are situated, and where the majority of the audit work is conducted.

Controls and Procedures, pages 26-27

4. You state you have evaluated the effectiveness of the design and operation of your disclosure controls and procedures within 90 days of the filing date of your report. Please comply with Item 307 of Regulation S-K and SEC Release No. 33-8238, issued on June 5, 2003 which requires that your evaluation be completed as of the end of the period covered by your annual report.


5. We note your statement that there has been no significant changes to your internal controls or in other factors that would significantly affect these controls subsequent to the date you carried out your evaluation. Please comply with Item 308(c) of Regulation S-B which requires that you disclose any change in your internal control over financial reporting that is identified in connection with the evaluation required by paragraph (d) of Exchange
Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

6. We note your disclosure stating that your Principal Executive Officer and Principal Accounting Officer concluded that the Company`s disclosure controls and procedures "are effective in timely alerting them to materials information relating to us that is required to be included in this Annual Report." Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Refer to the definition of disclosure controls and procedures at paragraph
(e) of Exchange Act Rules 13a-15 and 15d-15.

Exhibits 31.1 and 31.2

7. We note that the wording of your certifications does not conform to the wording required by Item 601(b)(31) of Regulation S-B as amended by Section 302 of the Sarbanes Oxley Act. Please refer to Financial Release 33-8238 or to Item 601(b)(31) of Regulation S-B for the correct wording of these certifications. Please provide the correctly worded certifications in an amendment to your Form 10-KSB for 2005.

Form 10-QSB for the Periods Ended October 31, 2005

General

8. Certain comments written on your annual report on Form 10-KSB also pertain to the comparable areas of you subsequent interim report on
Form 10-QSB, specifically as these relate to your disclosure controls and procedures and certifications.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracie Towner at (202) 551-3744 or Jenifer
Gallagher at      (202) 551-3706 if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
Mr. Andrew Reid
Stellar Resources Ltd.
March 14, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010